

September 23, 2022

Christopher C. Dewey
Chief Executive Officer
MedTech Acquisition Corporation
48 Maple Avenue
Greenwich, CT 06830

      Re: MedTech Acquisition Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed March 3, 2022
          File No. 001-39813

Dear Mr. Dewey:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction

cc: David J. Matlin